UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  ------------
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*



                        BANGLA PROPERTY MANAGEMENT, INC.
                        --------------------------------
                                (Name of Issuer)


                                  COMMON SHARES
                                  -------------
                         (Title of Class of Securities)

                                   059896 10 0
                                   -----------
                                 (CUSIP Number)

                        White Sands (a Nevis Corporation)
             Suite 4, Temple Building, Main and Prince William Sts.
                              Charlestown, Nevis WI
                       Tel: 869-469-7040 Fax: 310-362-8902
                        Shawn Erickson (Beneficial Owner)
                 3540 Albert Street, Regina, Saskatchewan Canada
                       Tel: 306-586-6643 Fax: 310-362-8902
                       -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 15, 2004
                                 --------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     White Sands (a Nevis Corporation) beneficially owned by Shawn Erickson
     Telephone: 869-469-7040

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  N/A

     (b)  N/A

3.   SEC Use Only

.................................................................................


4.   Source of Funds (See Instructions)

     PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     N/A

6.   Citizenship or Place of Organization

     Canadian

Number of           7.    Sole Voting Power:  YES
Shares
Beneficially        8.    Shared Voting Power: NO
Owned by
Each                9.    Sole Dispositive Power: YES
Reporting
Person With         10.   Shared Dispositive Power: NO

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,000,000 Common Shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

     N/A

13.  Percent of Class Represented by Amount in Row (11) 41%

14.  Type of Reporting Person (See Instructions)

     IN and HC

Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") issued by Bangla Property Management, Inc., a Colorado corporation (the "Issuer"), whose principal executive offices are located at 448
- 280 Nelson Street, Vancouver, BC V6E 2E2.


Item 2.  Identity and Background.
---------------------------------

This statement is filed by White Sands (Nevis Corporation) Suite 4, Temple Building, Main and Prince William Sts. Charlestown, Nevis WI, beneficially owned by Mr. Shawn Erickson, an individual person who is a citizen of Canada (the "Reporting Person") and whose address is Regina, Saskatchewan. The Reporting Person is President, CEO, CFO, Secretary, Treasurer and Director of the Issuer.

Mr. Erickson has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Considerations.
------------------------------------------------------------

On or about July 1, 2001, pursuant to Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D, the Issuer issued 6,000,000 common shares to White Sands, Inc., a Nevis corporation of which the reporting person is the Issuer's President and Chief Executive Officer, is the beneficial owner. These 6,000,000 shares were issued in exchange for services rendered to the Issuer by Mr. Erickson. The stock was issued at the price of $0.0001 per share for a total of $600.00, which is the value attributed to the services rendered by him up to June 30, 2001.

On January 21, 2003, Mr. Erickson, through White Sands, Inc., entered into share purchase agreements with each of Mr. Granados and Mr. Christian, both directors of the Issuer, whereby he transferred 1,500,000 shares of the Issuer's common stock owned by White Sands, Inc. to each of them at $0.0001 per common share. Mr. Erickson, through White Sands, Inc., beneficially owns 3,000,000 shares of the issuer.


Item 4.  Purpose of Transaction
-------------------------------

On July 1, 2001, through Mr. Erickson, White Sands was issued the securities of the issuer for services Mr. Erickson rendered to the issuer. Mr. Erickson is the founder of the company and the controlling shareholder. Between January 1, 2003 and January 29, 2003, pursuant to Section 4(2) of the Securities Act of 1933 and pursuant to Rule 506 of Regulation "D" the Issuer entered into agreements with investors to purchase securities of the issuer for $0.01 per share for total consideration of $13,250. On January 21, 2003, Mr. Erickson, through White Sands, Inc., entered into share purchase agreements with the Issuer's directors, Mr. Granados and Mr. Christian, whereby he transferred 1,500,000 shares of the Issuer's common stock owned by White Sands, Inc. to each of them at $0.0001 per common share. Mr. Erickson, through White Sands, Inc., beneficially owns 3,000,000 shares of the issuer.

At this time Mr. Erickson is operating the business and attempting it to grow through internal growth. There is no intention at this time to transfer a material amount of assets of the Company or its subsidiary and there is no intention to change the Board of Directors. In addition there is no material change in the present capitalization or dividend policy of the Company nor in the articles of incorporation of the Company and at present no shares of the Company are listed on an exchange or quotation service.


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

As of the date of the Reporting Event, the Reporting Person beneficially owned 3,000,000 shares of the Issuer's stock, comprising approximately 41% of the shares common stock outstanding. The percentage used herein was calculated based upon the 7,325,000 shares of Common Stock of the Issuer stated by the Issuer as issued and outstanding as of the date of the Reporting Event.

The Reporting Person has sole voting and dispositive powers with respect to 3,000,000 shares of Common Stock which he owns. The Reporting Person did not effect other transactions in the shares of the Common Stock. .


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
-----------------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

Not Applicable


Item 7.  Material to be Filed as Exhibits.
------------------------------------------

Not Applicable


SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2004


/s/ Shawn Erickson
------------------
Shawn Erickson